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                     September 28, 2022

       Robert Lehman
       Chief Financial Officer
       Western Asset Mortgage Capital Corp
       47 W 200 South, Suite 200
       Salt Lake City , Utah 84101

                                                        Re: Western Asset
Mortgage Capital Corp
                                                            Form 10-K for the
year ended December 31, 2021
                                                            File No. 001-35543

       Dear Robert Lehman:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Real Estate & Construction